Exhibit 99.3

Disclosure of Transactions in Own Shares

Paris, June 05, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 29 to June 02, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
29/05/2023	339,725	55.848163	18,973,017.18	XPAR
29/05/2023	115,743	55.858738	6,465,257.91	CEUX
29/05/2023	34,039	55.867473	1,901,672.91	TQEX
29/05/2023	11,808	55.897572	660,038.53	AQEU
30/05/2023	320,471	54.626485	17,506,204.27	XPAR
30/05/2023	120,602	54.656482	6,591,681.04	CEUX
30/05/2023	43,295	54.609197	2,364,305.18	TQEX
30/05/2023	28,155	54.618827	1,537,793.07	AQEU
31/05/2023	322,041	52.986451	17,063,809.67	XPAR
31/05/2023	154,999	52.962358	8,209,112.53	CEUX
31/05/2023	40,406	52.969569	2,140,288.41	TQEX
31/05/2023	29,950	52.981132	1,586,784.90	AQEU
01/06/2023	320,972	53.613226	17,208,344.38	XPAR
01/06/2023	150,000	53.597199	8,039,579.85	CEUX
01/06/2023	40,000	53.597604	2,143,904.16	TQEX
01/06/2023	30,000	53.605072	1,608,152.16	AQEU
02/06/2023	307,304	54.925679	16,878,880.98	XPAR
02/06/2023	148,311	54.924370	8,145,888.19	CEUX
02/06/2023	43,037	54.940904	2,364,491.70	TQEX
02/06/2023	29,320	54.936459	1,610,736.98	AQEU
Total	2,630,178	54.368923	142,999,944.01

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com